UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Velti plc

(Name of Issuer)

Ordinary Shares, nominal value £0.05

(Title of Class of Securities)

G93285107

(CUSIP Number)

January 27, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)
☒	Rule 13d-l(c)
☐	Rule 13d-l(d)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

CUSIP No. G93285107

1.	Names of Reporting Persons. Alex Moukas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Greece

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 3,732,398 ordinary shares(1)(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,732,398 ordinary shares(1)(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,732,398 ordinary shares(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%(3)

12.	Type of Reporting Person (See Instructions) IN

(1) Under a decision of the Athens Court of Appeals passed on March 26, 2009 (decision 1593/2009) (the "Decision") Mr. Moukas has been ordered to deliver 131,503 ordinary shares to two individuals (the "Claimants") in connection with a dispute between certain directors of Velti plc, including Mr. Moukas, and the Claimants related to the acquisition by those directors of certain shares in Velti S.A. from the Claimants in 2006. These directors have lodged an appeal against the Decision under protocol number 1039/02 Oct 2009. In the event that the appeal is rejected and the claim is not otherwise settled, it is possible that Mr. Moukas may be obliged to transfer the disputed shares to the Claimants, which would commensurately reduce Mr. Moukas’ shareholdings in Velti plc. The holdings of Mr. Moukas, reflected above, include the shares subject to the Decision.

(2) In addition to the shares beneficially owned as set forth above, Mr. Moukas has been awarded certain share options and deferred shares subject to vesting provisions. If all such share options and deferred shares were to vest, then Mr. Moukas would beneficially own 4,930,478 shares.

(3) Percentage of beneficial ownership is based on 50,800,792 ordinary shares issued and outstanding as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 27, 2011.

Item 1(a).	Name of Issuer:
The name of the issuer is Velti plc (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices:
The Company’s principal executive offices are located at First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.

Item 2(a).	Name of Person Filing:
The name of the Reporting Person is Alex Moukas.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the business of the Reporting Person is First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.
Item 2(c).	Citizenship:
The Reporting Person is a citizen of Greece.
Item 2(d).	Title and Class of Securities:
Ordinary shares, nominal value £0.05.
Item 2(e).	CUSIP Number:
G93285107

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.

The beneficial ownership percentages used herein are calculated based upon 50,800,792 ordinary shares issued and outstanding as reported in the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 27, 2011.

In the event that the appeal to the Decision is rejected and the claim is not otherwise settled, it is possible that the Reporting Person may be obliged to transfer 131,503 disputed shares to the Claimants, which would commensurately reduce the Reporting Person’s shareholdings in Velti plc. The holdings of the Reporting Person include the shares subject to the Decision.

(a) Amount beneficially owned: 3,732,398
(b) Percentage of class: 7.3%
(c) (i) Sole power to vote or direct the vote: 3,732,398
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 3,732,398
(iv) Shared power to dispose or direct the disposition: -0-

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2011
Date
/s/ Sally J. Rau
Signature
Sally J. Rau, Attorney-in-Fact for Alex Moukas*
Name/Title

* Pursuant to a Limited Power of Attorney dated as of February 1, 2011, attached hereto as Exhibit A.

EXHIBIT A

LIMITED POWER OF ATTORNEY

FOR SECTIONS 13 AND 16(a) REPORTING

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Sally J. Rau as the undersigned’s true and lawful attorney-in-fact (the “Attorney-in Fact”), with full power of substitution and resubstitution, with the power to act alone for the undersigned and in the undersigned’s name, place and stead, in any and all capacities to:

1.                                       prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the Securities and Exchange Commission (“SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required or considered advisable under Sections 13 and 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) or any rule or regulation of the SEC;

2.                                       prepare, execute and submit to the SEC, any national securities exchange or securities quotation system and Velti plc (the “Company”) any and all reports (including any amendment thereto) of the undersigned required or considered advisable under Sections 13 and 16(a) of the Exchange Act and the rules and regulations thereunder, with respect to the equity securities of the Company, including Schedules 13D and 13G; and

3.                                       obtain, as the undersigned’s representative and on the undersigned’s behalf, information regarding transactions in the Company’s equity securities from any third party, including the Company and any brokers, dealers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such third party to release any such information to the Attorney-in-Fact.

The undersigned acknowledges that:

(a)                                  this Limited Power of Attorney authorizes, but does not require, the Attorney-in-Fact to act at his or her discretion on information provided to such Attorney-in-Fact without independent verification of such information;

(b)                                 any documents prepared or executed by the Attorney-in-Fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information as the Attorney-in-Fact, in his or her discretion, deems necessary or desirable;

(c)                                  neither the Company nor the Attorney-in-Fact assumes any liability for the undersigned’s responsibility to comply with the requirements of Sections 13 and 16 of the Exchange Act, any liability of the undersigned for any failure to comply with such requirements, or any liability of the undersigned for disgorgement of profits under Section 16(b) of the Exchange Act; and

(d)                                 this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under Sections 13 and 16 of the Exchange Act, including, without limitation, the reporting requirements under Section 13(d) and 13(g) of the Exchange Act.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite, necessary or convenient to be done in connection with the foregoing, as fully, to all intents and purposes, as the undersigned might or could do in person, hereby ratifying and confirming all that the Attorney-in-Fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by authority of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D or 13G or Form 3s, 4s or 5s with respect to the undersigned’s holdings of and transactions in equity securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact.

IN WITNESS WHEREOF, the undersigned has executed this Limited Power of Attorney as of February 1, 2011.

Signature:	/s/ Alex Moukas
Print Name:	Alex Moukas